This is to let you know, if you are not already aware, that a group of funds advised by MacKenzie, Patterson and Fuller have filed a tender offer to purchase up to 1,000,000 shares at $2.50 per share of Sentio Healthcare Properties, Inc. (formerly Cornerstone Healthcare Plus REIT, Inc.). The Company strongly recommends against accepting this offer. A copy of the Company’s response, filed by the Company on February 15, 2012 with the SEC, is attached for you information. These materials will be sent to shareholders in the next few days. Both the tender offer (Schedule TO) and the Company’s response (Schedule 14D-9) can be viewed at www.sec.gov .

If after reviewing these materials you have questions, please call 888 811 1753.